

April 30, 2013

<u>Via E-mail</u>
Ms. Lynn Harrison
President and Chief Executive Officer
Liberty Gold Corp.
2415 East Camelback Road, Suite 700
Phoenix, Arizona 85016

> **Re: Liberty Gold Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 16, 2012**
> **File No. 000-54512**

Dear Ms. Harrison:

We have reviewed your response dated April 25, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1A. Risk Factors page 17</u>

1. We note your response to comment 2 from our letter dated March 29, 2013. Considering that you have no proven or probable reserves, it appears the disclosure on your company website is significantly different than the disclosure in your 10-K report that is filed with the United States Securities and Exchange Commission. Please explain the reliability of the information disclosed on your company website for your Arizona property and the work, if any, that your company has performed to verify this information. Based on your response we may have additional comments.

2. Additionally, provide further detail regarding the basis for the mineralization and valuation disclosure on your company website. In your response tell us how the potential value of your mineralization was determined without a feasibility study. Explain the specific international mining code that defines the terms and the processes that were used

to define your mineralization and valuation. Based on your response we may have additional comments.

Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions regarding the above engineering comments. You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, Andrew Blume, Staff Accountant, at (202) 551-3254, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief